                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                        ------------------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*


                            LIFELINE SYSTEMS, INC.
                        ------------------------------
                               (Name of Issuer)

                         Common Stock, $.02 par value
                        ------------------------------
                        (Title of Class of Securities)

                                  532192 10 1
                        ------------------------------
                                (CUSIP Number)

                            Ms. Sheryl B. Sigrist,
                            Lifeline Systems, Inc.
                   111 Lawrence Street, Framingham, MA 01702
                                (508) 988-1000
                        ------------------------------
      Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications

                               October 31, 2001
                        ------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 532192 10 1                                    PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Ronald Feinstein

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      SOURCE OF FUNDS
 4
      OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States

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                          SOLE VOTING POWER
                     7
     NUMBER OF            370,206 (beneficial interest disclaimed in 16,000)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             370,206 (beneficial interest disclaimed in 16,000)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      354,206

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [X]


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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      5.7%

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      TYPE OF REPORTING PERSON
14
      IN

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                                      -2-

                        AMENDMENT NO. 3 TO SCHEDULE 13D

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, $.02 par value per share (the "Common Stock") of Lifeline Systems, Inc., a Massachusetts corporation (the "Company"). The principal executive offices of the Company are located at 111 Lawrence Street, Framingham, MA 01702-8156.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Ronald Feinstein
         (b) c/o Lifeline Systems, Inc., 111 Lawrence Street, Framingham, MA 01702-8156
         (c) President and Chief Executive Officer of the Company, 111 Lawrence Street, Framingham, MA 01702-8156
         (d)   None
         (e)   None
         (f)   United States

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Mr. Feinstein acquired these shares through cashless exercise of stock options.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     This Schedule 13D Amendment relates to the exercise of vested stock options to purchase shares of the Company's Common Stock. These stock options were due to expire in January and August, 2002. Mr. Feinstein has sold the shares issued upon exercise of these options to obtain funds for personal use.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of October 31, 2001, Mr. Feinstein had sole voting and investment power as to 370,206 shares of Common Stock (except as this amount may be limited by the explanations contained in the following paragraphs):

         1. 220,868 shares are owned directly by Mr. Feinstein. 122,444 shares are subject to stock options held by Mr. Feinstein that are currently exercisable or exercisable within 60 days after October 31, 2001. 10,894 shares are beneficially owned by Mr. Feinstein through his interest in the Company's Employees Savings and Investment Plan (the "401(k) Plan"). Mr. Feinstein possesses sole voting and dispositive power with respect to these shares, which represent 5.7% of the Common Stock outstanding, based on the 6,181,703 shares of Common Stock issued and outstanding on October 31, 2001 as set forth in the Company's Report on Form 10-Q for the period ended September 30, 2001.

          2. 16,000 shares are held by Mr. Feinstein's children. Mr. Feinstein has sole voting and dispositive power over such shares, but he disclaims any beneficial interest with respect to such shares.

     (b)  See Item 5(a) above.

     (c)  Not applicable.

     (d) Mr. Feinstein's children own 16,000 shares of Common Stock and have the right to receive any dividends that may be declared and any proceeds from the sale of such shares.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to the terms of an employment agreement, as amended, effective as of August 27, 1992, Ronald Feinstein became the Executive Vice President and Chief Operating Officer of the Company on October 1, 1992, and the President and Chief Executive Officer on January 1, 1993. Mr. Feinstein receives a base salary of not less than $200,000 annually. Upon termination by the Company of his employment as Chief Executive Officer and his membership on the Board of Directors, other than for cause, Mr. Feinstein will continue to receive his salary for 12 months. On June 14, 1996, Mr. Feinstein's employment agreement was amended to provide that in the event of a change in control of the Company following which Mr. Feinstein no longer serves as the Chief Executive Officer of the Company within the Boston, Massachusetts metropolitan area or as a director of the Company, Mr. Feinstein may terminate the employment agreement and be paid three times his salary and bonus for the preceding fiscal year (subject to downward adjustment for any excess parachute payment as defined in Section 280G of the Internal Revenue Code of 1986, as amended).

     Pursuant to the terms of Mr. Feinstein's employment agreement, Mr. Feinstein is eligible to receive a bonus equal to 40% of his base salary if the Company achieves the annual profit performance plan goals adopted by the Board of Directors and a bonus of greater than 40% of his base salary if the Company exceeds such goals. In February 2001, the Board of Directors increased Mr. Feinstein's bonus for achieving such goals to 50% of his base salary and greater than 50% of his base salary if the Company exceeds such goals. Pursuant to his employment agreement, Mr. Feinstein will continue to serve as a member of the Board of Directors during the period of his employment.

     Pursuant to his employment agreement, on August 27, 1992, Mr. Feinstein also received a nonstatutory stock option to purchase up to 150,000 shares of Common Stock at an exercise price of $3.00 per share (which represented the fair market value on the date of grant), vesting one-fifth on the date of grant and one-fifth on each of the next four anniversary dates. The original expiration date of this stock option was August 27, 1997. On December 6, 1995, the Stock Option Plans Committee extended the exercise period of the option for an additional five years, so that the option will expire on August 27, 2002. Mr. Feinstein exercised the remaining outstanding stock options on October 31, 2001.

     Pursuant to his employment agreement, Mr. Feinstein was also granted a stock option to purchase up to 100,000 shares of Common Stock at $3.00 per share (which represented the fair market value on the date of grant), subject to a vesting schedule that originally provided for vesting in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. On September 27, 1995, the Stock Option Plans Committee amended this option to provide for vesting on the earlier of the six-year anniversary of the date of grant or in three equal annual installments commencing April 15 in the year following the achievement of certain financial goals. On June 14, 1996, Mr. Feinstein's employment agreement was amended to provide for full vesting of this option in any event on August 27, 1998. The original expiration date of this option was six years from the date of grant, but on June 14, 1996 the Compensation Committee extended the exercise period of the option to seven years from the date of grant, so that the option would expire on August 27, 1999.

     In August 1999, the Company loaned $300,000 to Mr. Feinstein pursuant to a secured promissory note (the "First Note") for the exercise of the aforementioned stock option which was to expire. The First Note, which bears interest at a rate of 6.77% per annum, payable annually in arrears, is due August 23, 2004 and is secured by a pledge of 16,552 shares of Common Stock of the Company. In connection with the First Note, the Company and Mr. Feinstein entered an Agreement for Purchase and Sale of Common Stock pursuant to which Mr. Feinstein has the right to put 70,459 shares (representing the net number of shares issued to Mr. Feinstein with the proceeds of the loan, after withholding for taxes) back to the Company at a price equal to $16.3125 per share at any time during the 18-month period following April 30, 2001. As of October 31, 2001, $300,000 plus accrued interest was outstanding on the First Note.

     In April 2000, the Company loaned $250,000 to Mr. Feinstein, pursuant to a collateralized promissory note (the "Second Note"). The Second Note which bears interest at a rate of 6.94% payable annually in arrears, is due April 5, 2005 and is collateralized by a pledge of 25,641 shares of Common Stock of the Company. As of October 31, 2001, $250,000 plus accrued interest was outstanding on the Second Note.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following is a list of exhibits to this Amendment No. 3 to Schedule 13D. The following exhibits have, as indicated below, previously been filed by and on behalf of the Company with the Securities and Exchange Commission under the Securities and Exchange Act of 1934 and are referred to and incorporated herein by reference to such filings.

Exhibit 1. Amended Employment and Noncompetition Agreement between Mr. Feinstein and the Company, dated August 27, 1992.

            (Filed as exhibit 10.36 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 2. Secured Promissory Note between Mr. Feinstein and the Company, dated September 1, 1992.

            (Filed as exhibit 10.37 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 3. Security and Pledge Agreement between Mr. Feinstein and the Company, dated September 1, 1992.

            (Filed as exhibit 10.38 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 4. Nonstatutory Stock Option Agreement, as amended, between Mr. Feinstein and the Company, dated August 27, 1992.

            (Filed as exhibit 10.39 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 5. Special Non-Statutory Stock Option Agreement, as amended, between Mr. Feinstein and the Company, dated August 27, 1992.

            (Filed as exhibit 10.40 to the Company's 10-K for the year ended December 31, 1992)

Exhibit 6. Non-Statutory Stock Option Agreement between Mr. Feinstein and the Company, dated February 11, 1994.

            (Filed as exhibit 10.46 to the Company's 10-K for the year ended December 31, 1993)

Exhibit 7. Amended Employment Agreement between Mr. Feinstein and the Company, dated June 14, 1996.

            (Filed as exhibit 10.60 to the Company's 10-Q for the quarter ended June 30, 1996)

Exhibit 8. Letter Agreement between Mr. Feinstein and the Company, dated March 4, 1994.

            (Filed as exhibit 10.45 to the Company's 10-K for the year ended December 31, 1993)

Exhibit 9. Secured Promissory Note between Mr. Feinstein and the Company, dated August 23, 1999.

             (Filed as exhibit 10.63 to the Company's 10-Q for the quarter ended September 30, 1999)

Exhibit 10. Security and Pledge Agreement between Mr. Feinstein and the Company, dated August 23, 1999.

             (Filed as exhibit 10.64 to the Company's 10-Q for the quarter ended September 30, 1999)

Exhibit 11. Agreement for Purchase and Sale of Common Stock between Mr. Feinstein and the Company, dated August 23, 1999.

             (Filed as exhibit 10.68 to the Company's 10-Q for the quarter ended March 31, 2000)

Exhibit 12. Secured Promissory Note between Mr. Feinstein and the Company, dated April 5, 2000.

             (Filed as exhibit 10.69 to the Company's 10-Q for the quarter ended March 31, 2000)

Exhibit 13. Security and Pledge Agreement between Mr. Feinstein and the Company, dated April 5, 2000.

             (Filed as exhibit 10.70 to the Company's 10-Q for the quarter ended March 31, 2000)



                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              /s/ Ronald Feinstein
                              --------------------
                              Ronald Feinstein
                              President and Chief Executive Officer

Dated:  November 15, 2001